UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                             File No. 70-9699

                         Certificate Pursuant to Rule 24
                        and Release No 35-27272 Under the
                   Public Utility Holding Company Act of 1935


     On November 8, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27272 in File No. 70-9699 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24, within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period October 1, 2001 through December 31, 2001.


                                           Respectfully submitted,



                                           By:  /s/Alfred C. Bereche
                                                --------------------------------
                                                Alfred C. Bereche
                                                Senior Counsel

Dated: March 29, 2002

                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         QUARTER ENDED DECEMBER 31, 2001


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

           (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

                     Answer:

                                                                                     Average
                                                                                   Market Price             Average Issuance Price
                                                          Shares Issued          for the Quarter               for the Quarter
                                                          -------------          ---------------               ---------------
Employee Discount Stock Purchase Plan                            45,008                 $32.7400                     $29.4660
Employee Discount Stock Purchase Plan                             8,880                 $33.0300                     $29.7270
Reinvestment
Open Enrollment Plan                                             52,301                 $35.7400                     $35.7400
Open Enrollment Plan Reinvestment                               175,825                 $33.0300                     $33.0300
401k                                                            282,564                 $33.7100                     $33.7100
Employee Stock Options/Restricted Stock                           6,353                 $33.7120                     $22.5000
Total                                                           570,931                        -                            -

           (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

               Answer: A total of 95,000 options to purchase shares of common stock were granted to eligible individuals during the quarter under the Company's Long-Term Performance Incentive Compensation Plan.

           (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

               Answer: None

           (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

               Answer: None

           (e) The amount and terms of any long-term debt or preferred stock issued directly or indirectly by KeySpan or a Utility Subsidiary during the quarter.

                     Answer: None

           (f) The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

                     Answer:  None

           (g) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

                     Answer:

                                                                             Swap
................  ................  ................  ................  ..............  ................  ............ ..............
    Notional        Effective         Underlying         Type of          Expiration      Fixed Rate     Floating     Counterparties
     Amount            Date              Bond             Hedge           ----------      ----------     Rate         --------------
     ------            ----              ----             -----                                          ----
     ($000)
................  ................  ................  ................  ..............  ................  ............ ..............
  $270,000 (1)       10/16/01          KeySpan           Fixed to          3/15/23         8.2000%       3 Month             _____
                                     Corporation         Floating                                        LIBOR +
                                      Promissory      Interest Rate                                      spread
                                      Note with            Swap
                                     Long Island
                                        Power
                                     Authority on
                                        8.20%
                                      Debentures
                                     due 3/15/23
................  ................  ................  ................  ..............  ................  ............ ..............

................  ................  ................  ................  ..............  ................  ............ ..............
    $270,000         10/16/01          KeySpan         Floating to         3/15/03         2.8500%       1 Month             _____
                                     Corporation          Fixed                                          LIBOR
                                      Commercial      Interest Rate
                                        Paper              Swap
................  ................  ................  ................  ..............  ................  ............ ..............

................  ................  ................  ................  ..............  ................  ............ ..............
  $500,000 (2)       10/26/01          KeySpan           Fixed to           6/1/06          6.15%        3 Month             _____
                                     Corporation         Floating                                        LIBOR +
                                     Notes 6.15%      Interest Rate                                      spread
                                     due 6/01/06           Swap
................  ................  ................  ................  ..............  ................  ............ ..............

................  ................  ................  ................  ..............  ................  ............ ..............
  $500,000 (3)       10/26/01          KeySpan           Fixed to          11/1/10          7.63%        3 Month             _____
                                     Corporation         Floating                                        LIBOR +
                                        Notes         Interest Rate                                      spread
                                      7.625% due           Swap
                                       11/01/10
---------------  ----------------  ----------------  ----------------  --------------  ----------------  ------------ --------------

Notes from previous page:

1) There are two separate swap transaction that were used to hedge the principal amount outstanding on the underlying bond.

2) There are four separate swap transactions that were used to hedge the principal amount outstanding on the underlying bond. The transactions have been shown in aggregate because the terms of each are the same as those listed.

3) There are two separate swap transactions that were used to hedge a potion of the principal amount outstanding on the underlying bond. The transactions have been shown in aggregate because the terms of each are the same as those listed.


           (h)       The market-to-book ratio of KeySpan's common stock.

                     Answer: 1:62

           (i) The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter.

                     Answer:  None

           (j) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

                     Answer: None

           (k) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

                     Answer:

                                   Issuance               Outstanding            Average              Average
                                                               at                                     Maturity
........................  ............................  ..................  ................... ......................
                                    ($000)                  Month End             Yield               (# days)
                                    ------                   ($000)               -----               --------
                                                             ------
........................  ............................  ..................  ................... ......................
October                  1,086,438                          886,500               2.71%                 43.9
........................  ............................  ..................  ................... ......................
November                 1,371,505                          911,266               2.34%                 45.4
........................  ............................  ..................  ................... ......................
December                 1,832,635                         1,048,470              2.24%                 51.9
-----------------------  ----------------------------  ------------------  ------------------- ----------------------

           (l) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

                     Answer: None

           (m) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

                     Answer: KeySpan's consolidated balance sheet is contained in its Annual Report on Form 10-K for the year ended December 31, 2001 and is incorporated herein by reference. No other entity engaged in jurisdictional financings during the last quarter of 2001.

           (n) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

                     Answer:  See Appendix A hereto.

           (o) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

                     Answer:  See Appendix B hereto.

           (p) A computation in accordance with rule 53(a) setting forth KeySpan's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

                     Answer:  See Appendix C hereto.


                                                                                                                         APPENDIX A
                                                                                                                         ----------



Capital Structure at 12/31/01
-----------------------------

                                               Consolidated                                           Essex Gas
                                                               Percent of                                           Percent of
                                   Thousands of Dollars           Total                 Thousands of Dollars           Total
                                -------------------------- -- -------------          --------------------------------------------
Common Stock                                     2,995,797           39.05%                              46,383            25.80%
Retained Earnings                                  452,206            5.89%                               1,981             1.10%
Other Comprehensive Income                           4,483            0.06%                               (813)            -0.45%
Treasury Stock                                   (561,884)            7.32%                                   -             0.00%
                                -------------------------- -- -------------          --------------------------------------------
Total Common Equity                              2,890,602         3768.00%                              47,551            26.45%
Preferred Stock                                     84,077            1.10%                                   -             0.00%
Long-term Debt                                   4,697,649           61.23%                              18,258            10.15%
Intercompany Long term Debt                                           0.00%                             114,000            63.40%
                                -------------------------------------------          --------------------------------------------
Total Capitalization                             7,672,328          100.00%                             179,809           100.00%
                                ========================== == =============          ============================================

                                                    Colonial Gas                                      Boston Gas
                                                               Percent of                                           Percent of
                                   Thousands of Dollars           Total                 Thousands of Dollars           Total
                                -------------------------- -- -------------          --------------------------------------------
Common Stock                                       269,429           45.52%                             411,993            32.16%
Retained Earnings                                    5,273            0.89%                            (19,368)            -1.51%
Other Comprehensive Income                         (3,433)           -0.58%                               (450)            -0.04%
Treasury Stock                                           -            0.00%                                   -             0.00%
                                -------------------------- -- -------------          --------------------------------------------
Total Common Equity                                271,269           45.83%                             392,175            30.61%
Preferred Stock                                                       0.00%                              15,289             1.19%
Long-term Debt                                     120,621           20.38%                             223,659            17.46%
Intercompany Long term Debt                        200,000           33.79%                             650,000            50.74%
                                -------------------------------------------          --------------------------------------------
Total Capitalization                               591,890          100.00%                           1,281,123           100.00%
                                ========================== == =============          ============================================

                                                   Genco                                           EnergyNorth Gas
                                                               Percent of                                           Percent of
                                   Thousands of Dollars           Total                 Thousands of Dollars           Total
                                -------------------------- -- -------------          --------------------------------------------
Common Stock                                       192,064           35.85%                             113,653            49.45%
Retained Earnings                                   23,941            4.47%                             (2,497)             1.09%
Other Comprehensive Income                           (267)           -0.05%                             (2,116)             0.92%
Treasury Stock                                           -            0.00%                                   -             0.00%
                                -------------------------- -- -------------          --------------------------------------------
Total Common Equity                                215,738           40.27%                             109,040            47.44%
Preferred Stock                                          -            0.00%                                   -             0.00%
Long-term Debt                                      66,005           12.32%                              40,789            17.75%
Intercompany Long term Debt                        253,986           47.41%                              80,000            34.81%
                                -------------------------------------------          --------------------------------------------
Total Capitalization                               535,729          100.00%                             229,829           100.00%
                                ========================== == =============          ============================================

                                     KeySpan Energy Delivery New York                    KeySpan Energy Delivery Long Island
                                                               Percent of                                           Percent of
                                   Thousands of Dollars           Total                 Thousands of Dollars           Total
                                -------------------------- -- -------------          --------------------------------------------
Common Stock                                       468,747           27.88%                             532,862            40.63%
Retained Earnings                                  567,048           33.73%                              77,950             5.94%
Other Comprehensive Income                              49            0.00%                               (185)             0.01%
Treasury Stock                                           -            0.00%                                   -             0.00%
                                -------------------------- -- -------------          --------------------------------------------
Total Common Equity                              1,035,844           61.62%                             610,627            46.56%
Preferred Stock                                          -            0.00%                                   -             0.00%
Long-term Debt                                     645,223         3838.00%                             525,000            40.03%
Intercompany Long term Debt                              -            0.00%                             175,904            13.41%
                                -------------------------------------------          --------------------------------------------
Total Capitalization                             1,681,067          100.00%                           1,311,531           100.00%
                                ========================== == =============          ============================================

                                                                                                                          APPENDIX B
                                                                                                                          ----------


Retained Earnings Analysis - for the period October 1, 2001 through December 31, 2001
-------------------------------------------------------------------------------------
                                                                                     KeySpan Energy              KeySpan Energy
                                                    Consolidated                    Delivery New York            Delivery Long
                                                                                                                    Island

                                                            Thousands of                      Thousands of             Thousands of
                                                                 Dollars                           Dollars                  Dollars
                                            ----------------------------    ------------------------------  -----------------------
Retained Earnings at 9/30/01                                     474,199                           514,067                   54,262
Gross Earnings                                                    51,866                            52,981                   23,688
Goodwill Amortizations                                          (10,700)                                 -                        -
Common Dividends                                                (62,061)                                 -                        -
Preferred Dividends                                              (1,476)                                 -                        -
                                                                     378                                 -                        -
                                            ----------------------------    ------------------------------  -----------------------
Retained Earnings at 12/31/01                                    452,206                           567,048                   77,950
                                            ============================    ==============================  =======================



                                                  EnergyNorth Gas                     Boston Gas                   Essex Gas

                                                    Thousands of                              Thousands of             Thousands of
                                                       Dollars                                     Dollars                  Dollars
                                            ----------------------------    ------------------------------  -----------------------
Retained Earnings at 9/30/01                                     (1,009)                          (15,886)                    1,422
Gross Earnings                                                     (421)                             1,713                    1,218
Goodwill Amortizations                                           (1,067)                           (4,921)  (659)
Common Dividends                                                       -                                 -                        -
Preferred Dividends                                                    -                             (274)                        -
                                            ----------------------------    ------------------------------  -----------------------
Retained Earnings at 12/31/01                                    (2,497)                          (19,368)                    1,981
                                            ============================    ==============================  =======================



                                                   KeySpan Energy
                                                 Corporation Holding                          Genco

                                                            Thousands of                      Thousands of
                                                                 Dollars                           Dollars
                                            ----------------------------    ------------------------------
Retained Earnings at 9/30/01                                    (89,163)                            19,817
Gross Earnings                                                     2,513                             4,124
Goodwill Amortizations                                                 -                                 -
Common Dividends                                                       -                                 -
Preferred Dividends                                                    -                                 -
                                                                       -                                 -
                                            ----------------------------    ------------------------------
Retained Earnings at 12/31/01                                   (86,650)                            23,941
                                            ============================    ==============================




                                                    Colonial Gas                      Eastern Inc.

                                                            Thousands of                      Thousands of
                                                                 Dollars                           Dollars
                                            ----------------------------    ------------------------------
Retained Earnings at 9/30/01                                       4,326                           (7,789)
Gross Earnings                                                     3,311                          (20,118)
Goodwill Amortizations                                           (2,364)                           (9,404)
Common Dividends                                                       -                                 -
Preferred Dividends                                                    -                                 -
                                            ----------------------------    ------------------------------
Retained Earnings at 12/31/01                                      5,273                          (37,585)
                                            ============================    ==============================

                                                                                                        APPENDIX C
                                                                                                        ----------


Investments in EWGs and FUCOs at 12/31/01
-----------------------------------------

                                                                                                                Percent of
                                                                        $ Thousands                           Total Equity
                                                                   --------------------                 -------------------------
Investment
       Ravenswood                                                               545,549                                    18.87%
       Finsa                                                                      1,375                                     0.05%
       Phoenix                                                                   41,429                                     1.43%
       Other                                                                     98,533                                     3.41%
                                                                   --------------------                 -------------------------



       Total Current Investments                                                686,886    A                               23.76%
                                                                   --------------------


Consolidated Retained Earnings                                                  535,584    B

Total Equity                                                                  2,890,602    C


Percentages
       Current Investments to Retained Earnings                                 128.25%  A/B
       Current Investments to Total Equity                                       23.76%  A/C
       Remaining Authorized Investment                                          121.75%
       Remaining Authorized Investment - Thousands of Dollars                   652,074